UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006.

Commission File Number: 333-110071

CHINA SECURITY AND SURVEILLANCE TECHNOLOGY, INC.

Rooms 3505-06, 35th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes           No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes           No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes           No X

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____.

China Security and Surveillance Technology, Inc. Announces Change in its Fiscal Year and Change in its Certifying Accountant

Change in Fiscal Year

The Company’s board of directors has determined to change its fiscal year from that used in its most recent filing with the U.S. Securities and Exchange Commission.  The Company filed an annual report on Form 20-F for the fiscal year ended May 31, 2005, and subsequently filed a report on Form 6-K which included interim unaudited financial statements for the six-month period ended November 30, 2005.

The new fiscal year will be December 31, and the Company will file an annual report on Form 20-F for the fiscal year ended December 31, 2005.

The Company made a determination to change its fiscal year as a result of a change in control which occurred on September 12, 2005.  On that date, the Company acquired 100% of the issued and outstanding capital stock of China Safetech Holdings Limited, a British Virgin Islands corporation (“Safetech”), and persons who were previously shareholders of Safetech acquired 17,000,000 shares of the Company’s common stock, representing approximately 78.86% of the Company’s issued and outstanding common stock.

Safetech  is the registered beneficial owner of 100% of Golden Group Corporation (Shen Zhen) Ltd. (“Golden”).  Golden is an operating entity incorporated in the People’s Republic of China (“PRC”) which is engaged in the business of the manufacturing and distribution of security and surveillance systems.

The transaction with Safetech has been treated as a reverse merger, with Safetech treated as  the accounting acquirer.  Therefore, the Company has adopted the December 31 fiscal year end of Safetech and Golden and will file its annual report on Form 20-F for the full fiscal year ended December 31, 2005.  No transition period reporting will be required.

Change in Certifying Accountant

Effective September 12, 2005, the Registrant completed the acquisition of China Safetech Holdings Limited, a British Virgin Islands corporation ("Safetech") in a reverse acquisition.  Safetech is the registered beneficial owner of 100% of Golden Group Corporation (Shenzhen) Ltd (“Golden”).  The transaction with Safetech has been treated as a reverse merger, with Safetech as the accounting acquirer and as the continuing reporting entity for purposes of financial reporting.

Prior to the acquisition, the Registrant's independent registered public accounting firm was PKF Certified Public Accountants, 26/F Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong (“PKF”) while Golden’s independent registered public accounting firm was Child, Van Wagoner & Bradshaw, PLLC, (formerly known as Child, Sullivan & Company),1284 W. Flint Meadow Dr, Suite D, Kaysville, Utah 84037 (“Child Van Wagoner”).

On February 2, 2006, the board of directors of the Registrant, following a recommendation by the Registrant's Audit Committee, appointed GHP Horwath, P.C. to serve as the Registrant's independent registered public accounting firm for the year ended December 31, 2005. As a result, on February 2, 2006, the Registrant notified PKF that they will no longer serve as the independent registered public accounting firm of the Registrant.  In addition, on January 31, 2006, the Registrant notified Child Van Wagoner that they will no longer serve as the independent registered public accounting firm of Golden.

There have been no adverse opinions, disclaimers of opinion or qualifications or modifications as to uncertainty, audit scope or accounting principles regarding the reports of PKF on the Registrant’s financial statements for the fiscal years ended May 31, 2005 and 2004. During the two most recent fiscal years and through February 2, 2006, there were no disagreements with PKF on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of PKF, would have caused it to make a reference to the subject matter of the disagreements in connection with its report.

There have been no adverse opinions, disclaimers of opinion or qualifications or modifications as to uncertainty, audit scope or accounting principles regarding the reports of Child Van Wagoner on Golden’s financial statements for the fiscal years ended December 31, 2004 and 2003. During the two most recent fiscal years and through January 31, 2006, there were no disagreements with Child Van Wagoner on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Child Van Wagoner would have caused it to make a reference to the subject matter of the disagreements in connection with its report.

There were no reportable events, in each case, during either of the Registrant's or Golden’s two most recent fiscal years.

During the Registrant's two most recent fiscal years or subsequent interim periods the Registrant has not consulted GHP Horwath, P.C. regarding the application of accounting principles to a specified transaction, either completed or proposed of the Registrant or Golden, or regarding the type of audit opinion that might be rendered on the Registrant’s or Golden’s financial statements, or any matter that was the subject of a disagreement or a reportable event.

The Registrant has requested PKF and Child Van Wagoner to furnish it with their letters addressed to the Securities & Exchange Commission stating whether or not they agree with the statements made by the Registrant in this report on Form 6-K,  and, if not, stating the respects in which they do not agree. Copies of the letters are attached at exhibits 16.1 and 16.2.

China Security and Surveillance Technology, Inc., announces results for the 11 month period ended November 30, 2005.

In conjunction with the announcement of its change in fiscal year, and for purposes of updating and supplementing  previously filed unaudited financial statements for the six months ended November 30, 2005, in this report on Form 6-K, the Company is filing unaudited interim financial statements for the 11 months ended November 30, 2005.

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE ELEVEN MONTHS ENDED NOVEMBER 30, 2005

CONTENTS

Page

Consolidated balance sheets	5

Consolidated statements of operation	6

Notes to consolidated financial statements	7 - 10

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.

CONSOLIDATED BALANCE SHEETS

November 30, 2005
(Unaudited)
USD
Current Assets
Cash & Bank	5,448,321
Accounts Receivable	10,005,926
Inventories	1,570,624
Prepaid expenses	2,097,221
19,122,092
Non-current Assets
Property, plant and equipment	2,765,697
Related party receivables	3,588,760
6,354,457
TOTAL ASSETS	25,476,549

Current Liabilities
Accounts payable and accruals	1,167,616
Tax payable	123,574
Due to a director	31,713

TOTAL LIABILTIES	1,322,903

Shareholders' Equity
Common Stock: par value $0.01
100,000,000 authorized
21,558,000 (2004: 12,000,000) shares	215,580
issued and outstanding	4,541,066
Addition paid-in capital	19,397,000
Retained earnings / (losses)
24,153,646
TOTAL SHAREHOLDERS' EQUITY

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	25,476,549

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Eleven months ended November 30
2005
(Unaudited)
USD
Revenue	30,670,817
Cost of Sales	(21,333,331)
Gross Profit	9,337,486

Operating expenses
Selling and marketing	(242,238)
Advertisement	(6,228)
Consultation fee (S-8 issuance)	(1,000)
Depreciation	(412,163)
Operating expenses	(422,703)

Income from operation	8,253,154

Other income (expense)
Other Income	83,906
Rental expense	(6,811)
Total other income	77,095

Net income before taxes	8,330,249

Provision for taxes	(1,023,660)

Net (loss) / income	7,306,589

Net income / (loss) per share
- basic & diluted	0.52

Weighted Average Number of Shares
outstanding
- basic & diluted	14,024,666

See the accompanying notes to consolidated financial statements.

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.

NOTES TO THE FINANCIAL STATEMENTS

1.

ORGANIZATION AND NATURE OF OPERATIONS

On September 12, 2005, the Company acquired 50,000 shares of the issued and outstanding stock of China Safetech Holdings Limited, a British Virgin Islands corporation (“Safetech”).  The 50,000 shares of Safetech were acquired from the individual shareholders of Safetech in a share exchange transaction in return for the issuance of 8,138,000 shares of common stock of China Security & Surveillance Technology, Inc. (formerly known as Apex Wealth Enterprises Limited).   The 50,000 shares of Safetech constitute 100% of its issued and outstanding stock, and as a result of the transaction, Safetech became a wholly-owned subsidiary of Apex.  Completion of the transaction resulted in a change in control of the Company.

Safetech is the registered beneficial owner of 100% of Golden Group Corporation (Shen Zhen) Limited (“Golden”).  Golden is a corporation incorporated in the People’s Republic of China (“PRC”) which is engaged in the business of the manufacturing and distribution of security and surveillance systems, which integrates development, manufacturing, marketing, and maintenance of digital video surveillance and network communication together.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. U.S. GAAP differs from that used in the statutory financial statements of the Company, which were prepared in accordance with the relevant accounting principles and financial reporting regulations as established by the Ministry of Finance of the PRC. Certain accounting principles stipulated under U.S. GAAP are not applicable in the PRC.

The Yuan Renminbi (“RMB”) of the People’s Republic of China has been determined to be the functional currency of the Company. No assurance can be given as to the future valuation of the foreign currencies and how further movements in the foreign currencies could affect future earnings of the Company. The consistent exchange rate used has been 8.28 RMB per each US dollar.

RESTRICTIONS ON TRANSFER OF ASSETS OUT OF CHINA

Dividend payments by the Company are limited by certain statutory regulations in China. No dividends may be paid by the Company without first receiving prior approval from the Foreign Currency Exchange Management Bureau. Dividend payments are restricted to 85% of profits, after tax.

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.

NOTES TO THE FINANCIAL STATEMENTS

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SIGNIFICANT ESTIMATES

Several areas require significant management estimates relating to uncertainties for which it is reasonably possible that there will be a material change in the near term. The more significant areas requiring the use of management estimates relates to the valuation of equipment, accrued liabilities, allowance for bad debts, and the useful lives for amortization and depreciation.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with original maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE

Accounts receivable is stated at cost, net of allowance for doubtful accounts. Management evaluates the collectibility of accounts receivable using historical collection patterns as well as the financial stability of the debtors. An allowance is made for amounts that may become uncollectible. 2.

INVENTORIES

Inventories are stated at the lower of cost, determined on a weighted average basis, and net realizable value. Net realizable value is the estimated selling price, in the ordinary course of business, less estimated costs to complete and dispose.

REVENUE RECOGNITION

The Company recognizes revenue as earned when the customer accepts delivery of the products or services in accordance with pricing and delivery terms stipulated in the sales contracts and agreements.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk consist primarily of trade receivables. The Company extends credit to a substantial number of its customers and performs ongoing credit evaluations of those customers’ financial condition, while generally requiring no collateral.

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.

NOTES TO THE FINANCIAL STATEMENTS

The Company has different customers each year that comprise more than 10% of sales revenue, due to the size of projects that the Company sells and installs. During 2004 the Company had 17 customers, two of which each constituted more than 10% of sales revenue. During 2003 the Company had 15 customers, one of which constituted more than 10% of sales revenue.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

PROPERTY AND EQUIPMENT

Impairment of long-lived assets is recognized when events or changes in circumstances indicate that the carrying amount of the asset, or related groups of assets, may not be recoverable. Under the provisions of SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", the Company recognizes an "impairment charge" when the expected net undiscounted future cash flows from an asset's use and eventual disposition are less than the asset's carrying value and the asset's carrying value exceeds its fair value. Measurement of fair value for an asset or group of assets may be based on appraisal, market values of similar assets or estimated discounted future cash flows resulting from the use and ultimate disposition of the asset or assets.

Expenditures for maintenance, repairs and betterments, which do not materially extend the normal useful life of an asset, are charged to operations as incurred. Upon sale or other disposition of assets, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income. Depreciation and amortization are provided for financial reporting purposes primarily on the straight-line method over the estimated useful lives ranging from 5 to 50 years.

OPERATING LEASES

Operating leases represent those leases under which substantially all the risks and rewards of ownership of the leased assets remain with the lessors.  Rental payments under operating leases are charged to expense on the straight-line basis over the period of the relevant leases.

INCOME TAXES

Income tax expense is based on reported income before income taxes. Deferred income taxes reflect the effect of temporary differences between assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes. In accordance with Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes," these deferred taxes are measured by applying currently enacted tax laws.

The Company withholds and pays income taxes on its employees' wages, which funds the Chinese government's sponsored health and retirement programs of all its employees. The Company is also obligated to make contributions to the social insurance bureau under the laws of the PRC for pension and retirement benefits.

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.

NOTES TO THE FINANCIAL STATEMENTS

3.

COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS

From time to time, the Company has disputes that arise in the ordinary course of its business. Currently, according to management, there are no material legal proceedings to which the Company is party of, or to which any of their property is subject, that will have a material adverse effect on the Company's financial condition.

WARRANTIES

The Company issues a three year warranty with the sales of its surveillance and security systems. The warranty covers labor only. The amount of future costs to service items covered by warranty cannot be reliably measured, so no liability has been recognized for such future costs. Management believes that the warranty costs could be as high as 0.5% of the sale price for each year that a system is covered.

4.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, “Disclosures about Fair Value of Financial Instruments” ("SFAS 107") requires entities to disclose the fair values of financial instruments except when it is not practicable to do so. Under SFAS No. 107, it is not practicable to make this disclosure when the costs of formulating the estimated values exceed the benefit when considering how meaningful the information would be to financial statement users.

As a result of the difficulties presented in the valuation of the receivables from related entities/parties because of their related party nature, estimating the fair value of these financial instruments is not considered practical. The fair values of all other assets and liabilities do not differ materially from their carrying amounts. None of the financial instruments held are derivative financial instruments and none were acquired or held for trading purposes in 2005 and 2004.

5.

SUBSEQUENT EVENTS

On January 23, 2006, Chen Xing Hua resigned as a Director of the Company.  His resignation was not due to any disagreement with the Company. On January 24, 2006, the Board of Directors appointed Jiang Jian Guo as a replacement Mr Chen.  He will serve until the next annual meeting of the Company’s stockholders or until a successor is appointed.

On February 8, 2006, the Company has changed its name as China Security & Surveillance Technology, Inc. for capturing the essence of the services and products provided.

EXHIBITS

The following exhibits are filed herewith:

16.1 Letter from Child, Van Wagoner & Bradshaw, PLLC dated March 24, 2006 regarding change in certifying accountant.

16.2 Letter from PKF dated March 27, 2006 regarding change in certifying accountant.

32.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA SECURITY AND SURVEILLANCE TECHNOLOGY, INC.

By: /s/ Tu Guo Shen

Chief Executive Officer and Chairman

March 27, 2006